UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2011
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended March 31 of
Fiscal Year 2011

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,001,896.98
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM FINANCIAL RESULTS
AS OF MARCH 31, 2011
(UNAUDITED)

        The following discussion should be read in conjunction with the disclosure contained in the consolidated financial statements as of December 31, 2010, which includes a study about risks and uncertainties that can influence our operational results or our financial position.

1.     OPERATING PERFORMANCE FOR THE THREE MONTHS ENDED MARCH 31, 2011

        The results of the first three months of 2011 have confirmed the encouraging indications seen during the first two months of the year and, more generally, the positive growth trends of both of Luxottica's operating segments across the geographic areas where the Group operates.

        The growth drivers identified by Luxottica for 2011 include the further development in emerging markets, the global expansion of Sunglass Hut, growth in the United States and the potential continued expansion of Oakley, posted extremely positive performances, proving to be particularly effective.

        Net sales of the wholesale distribution segment in emerging markets increased by approximately 28 percent, with excellent results in India, in the Middle East and in Brazil. Furthermore, and for the fifth consecutive quarter, the results recorded in North America, a key market for Luxottica, were very positive: Group first quarter net sales in U.S. dollars increased by more than 10 percent, mainly thanks to the excellent performance of the wholesale distribution segment (+28.1 percent) and of LensCrafters and Sunglass Hut, whose comparable store sales1 increased by 7.1 percent and 10.5 percent, respectively.

          1  Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        All brands in the Luxottica portfolio posted positive results: in particular, certain premium and luxury brands like Burberry, Prada, Ralph Lauren and Tiffany recorded outstanding performances. Oakley sales increased by 11 percent during the quarter reconfirming its status as a truly extraordinary worldwide brand.

        Net sales for the first three months of 2011 were Euro 1,556.1 million, increasing 11.8 percent over the same period of 2010 (or 9.2 percent at constant exchange rates2).

          2  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month period ended March 31, 2010. Please refer to Attachment 1 for further details on exchange rates.

        Operating performance in the first three months of 2011 confirmed the increasing profitability trend, with a more than proportional growth as compared with net sales. More specifically, EBITDA3 in the first three months of 2011 increased by 16.6 percent over the same period of 2010, reaching Euro 283.0 million. EBITDA margin (defined as EBITDA/Net sales)4 increased therefore from the 17.4 percent recorded for the first quarter of 2010 to 18.2 percent for the first quarter of 2011.

          3  For a further discussion of EBITDA, see page 10—"Non-IAS/IFRS Measures."

          4  For a further discussion of EBITDA margin, see page 10—"Non-IAS/IFRS Measures."

        Operating income for the first quarter of 2011 amounted to Euro 207.4 million, increasing by 21.1 percent as compared with the same period of 2010, which also included an extraordinary gain in Australia. The Group operating margin therefore increased to 13.3 percent from 12.3 percent posted for the first quarter of 2010 (+150bps net of the above mentioned gain5).

          5  Data as of March 31, 2010 is also calculated to exclude the effect of an extraordinary gain in Australia of approximately Euro 7 million related to the sale of a stake in Eyebiz. Such data is not prepared in accordance with IAS/IFRS. For additional disclosure regarding non-IAS/IFRS measures and a reconciliation to IAS/IFRS measures, see page 10—"Non-IAS/IFRS Measures."

        Net income for the period increased to Euro 114.7 million, or 20.6 percent over the Euro 95.1 million recorded for the first quarter of 2010, corresponding to an Earnings Per Share (EPS) of Euro 0.25.

        Thanks to exchange rates, net debt as of March 31, 2011 further decreased to Euro 2,071 million (Euro 2,111 million at December 31, 2010), and the ratio of net debt to EBITDA6 was 1.9x, as compared with 2.0x at the end of 2010.

          6  For a further discussion of net debt to EBITDA ratio, see page 10—"Non-IAS/IFRS Measures."

2.     SIGNIFICANT EVENTS DURING THE THREE MONTHS ENDED MARCH 31, 2011

January

        On January 20, 2011 the Company terminated the revolving credit line with Banca Nazionale del Lavoro totaling Euro 150 million. The original maturity date of the credit line was July 13, 2011. As of December 31, 2010, the credit line was undrawn.

February

        On February 17, 2011 the Company announced that it had entered into agreements pursuant to which it will acquire two sunglass specialty retail chains totaling more than 70 stores in Mexico for a total amount of Euro 17 million. This transaction marks the Company's entry into the sun retail business in Mexico where the Group already has a solid presence through its wholesale division. Over time, the stores will be rebranded under the Sunglass Hut brand.

March

        During the first three months of 2011, we purchased on the Mercato Telematico Azionario ("MTA") 466,204 of our ordinary shares at an average price of Euro 22.45 per share, for a total amount of Euro 10,467,359, pursuant to the stock purchase program approved at the Stockholders' Meeting on October 29, 2009 and launched on November 16, 2009. This stock purchase program expired on April 28, 2011.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 5.8 billion in 2010, over 60,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 4 to the Condensed Consolidated Quarterly Financial Report as of March 31, 2011 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3829 in the first three months of 2010 to Euro 1.00 = U.S. $1.3680 in the same period of 2011. With the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or the profitability in consolidation. However, in the first three months of 2011, the fluctuation of the Chinese Yuan did not significantly affect demand for our products or decrease our profitability in consolidation. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with Note 10 of the Management Report of the 2010 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 (UNAUDITED)

In accordance with IAS/IFRS

	Three months ended March 31,

Values in thousands of Euro	2011	% of net sales	2010	% of net sales

Net sales	1,556,102	100.0%	1,391,687	100.0%
Cost of sales	554,453	35.6%	499,789	35.9%

Gross profit	1,001,648	64.4%	891,898	64.1%

Selling	492,264	31.6%	452,766	32.5%
Royalties	28,543	1.8%	24,868	1.8%
Advertising	90,412	5.8%	81,143	5.8%
General and administrative	162,644	10.5%	141,765	10.2%
Intangibles amortization	20,368	1.3%	20,110	1.4%
Total operating expenses	794,232	51.0%	720,652	51.8%

Income from operations	207,416	13.3%	171,246	12.3%

Other income/(expense)
Interest income	2,087	0.1%	2,037	0.1%
Interest expense	(29,262)	1.9%	(24,638)	1.8%
Other—net	(1,745)	0.1%	(818)	0.1%

Income before provision for income taxes	178,497	11.5%	147,827	10.6%

Provision for income taxes	(61,399)	3.9%	(50,161)	3.6%

Net income	117,098	7.5%	97,666	7.0%

Attributable to
—Luxottica Group stockholders	114,694	7.4%	95,091	6.8%
—non-controlling interests	2,403	0.2%	2,575	0.2%

NET INCOME	117,098	7.5%	97,666	7.0%

        Net Sales.    Net sales increased by Euro 164.4 million, or 11.8 percent, to Euro 1,556.1 million in the first three months of 2011 from Euro 1,391.7 million in the same period of 2010. Euro 87.6 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the first three months of 2011 as compared to the same period in 2010 and to increased sales in the retail distribution segment of Euro 76.8 million for the same period.

        Net sales for the retail distribution segment increased by Euro 76.8 million, or 9.2 percent, to Euro 915.0 million in the first three months of 2011 from Euro 838.2 million in the same period in 2010. The increase in net sales for the period was partially attributable to a 5.8 percent improvement in comparable store sales7. In particular, we saw a 6.5 percent increase in comparable store sales for the North American retail operations, which was partially offset by almost flat comparable store sales of (0.1) percent for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 23.5 million.

          7  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 87.6 million, or 15.8 percent, to Euro 641.1 million in the first three months of 2011 from Euro 553.5 million in the same period in 2010. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Prada, Burberry and Tiffany. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular a strengthening of the U.S. dollar and Australian dollar and other minor currencies, including but not limited to the Brazilian Real, the Canadian dollar and the Japanese Yen, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 13.1 million.

        In the first three months of 2011, net sales in the retail distribution segment accounted for approximately 58.8 percent of total net sales, as compared to approximately 60.2 percent of total net sales for the same period in 2010. This decrease in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 15.8 percent increase in net sales to third parties in our manufacturing and wholesale distribution segment for the first three months of 2011 as compared to the same period of 2010, which exceeded a 9.2 percent increase in net sales in the retail distribution segment for the first three months of 2011 as compared to the same period of 2010.

        In the first three months of 2011, net sales in our retail distribution segment in the United States and Canada comprised 81.9 percent of our total net sales in this segment as compared to 82.6 percent of our total net sales in the same period of 2010. In U.S. dollars, retail net sales in the United States and Canada increased by 7.1 percent to U.S. $1,025.1 million in the first three months of 2011 from U.S. $957.1 million for the same period in 2010, due to sales volume increases. During the first three months of 2011, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 18.1 percent of our total net sales in the retail distribution segment and increased by 13.4 percent to Euro 165.6 million in the first three months of 2011 from Euro 146.1 million, or 17.4 percent of our total net sales in the retail distribution segment for the same period in 2010, mainly due to positive currency fluctuation effects.

        In the first three months of 2011, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 311.9 million, comprising 48.6 percent of our total net sales in this segment, compared to Euro 295.3 million, or 53.4 percent of total net sales in the segment, for the same period in 2010. The increase in net sales in Europe of Euro 16.6 million in the first three months of

2011 as compared to the same period of 2010 constituted a 5.6 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $209.7 million and comprised 23.9 percent of our total net sales in this segment for the first three months of 2011, compared to U.S. $158.9 million, or 21.2 percent of total net sales in the segment, for the same period of 2010. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first three months of 2011, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 176.0 million, comprising 27.5 percent of our total net sales in this segment, compared to Euro 140.6 million, or 25.4 percent of our net sales in this segment, in the same period of 2010. The increase of Euro 35.4 million, or 25.1 percent, in the first three months of 2011 as compared to the same period of 2010, was due to the positive effect of currency fluctuations as well as an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 54.7 million, or 10.9 percent, to Euro 554.5 million in the first three months of 2011 from Euro 499.8 million in the same period of 2010, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales decreased to 35.6 percent in the first three months of 2011 as compared to 35.9 percent in the same period of 2010. In the first three months of 2011, the average number of frames produced daily in our facilities increased to approximately 250,600 as compared to approximately 228,200 in the same period of 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 109.8 million, or 12.3 percent, to Euro 1,001.6 million in the first three months of 2011 from Euro 891.9 million for the same period of 2010. As a percentage of net sales, gross profit increased to 64.4 percent in the first three months of 2011 as compared to 64.1 percent for the same period of 2010, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 73.6 million, or 10.2 percent, to Euro 794.2 million in the first three months of 2011 from Euro 720.7 million in the same period of 2010. As a percentage of net sales, operating expenses decreased to 51.0 percent in the first three months of 2011, from 51.8 percent in the same period of 2010.

        Selling and advertising expenses (including royalty expenses) increased by Euro 52.4 million, or 9.4 percent, to Euro 611.2 million in the first three months of 2011 from Euro 558.8 million in the same period of 2010. Selling expenses increased by Euro 39.5 million, or 8.7 percent. Advertising expenses increased by Euro 9.3 million, or 11.4 percent. Royalties increased by Euro 3.7 million, or 14.8 percent. As a percentage of net sales, selling and advertising expenses decreased to 39.3 percent in the first three months of 2011, compared to 40.2 percent for the same period of 2010, mainly due to efficiencies reached in managing the sales force.

        General and administrative expenses, including intangible asset amortization increased by Euro 21.1 million, or 13.1 percent, to Euro 183.0 million in the first three months of 2011 as compared to Euro 161.9 million in the same period of 2010, mainly due to currency fluctuation effects. As a percentage of net sales general and administrative expenses were 11.8 percent in the first three months of 2011 as compared to 11.6 percent in the same period of 2010.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 36.2 million, or 21.1 percent, to Euro 207.4 million in the first three months of 2011 from Euro 171.2 million in the same period of 2010. As a percentage of net sales, income from operations increased to 13.3 percent in the first three months of 2011 from 12.3 percent in the same period of 2010.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (28.9) million in the first three months of 2011 as compared to Euro (23.4) million in the same period of 2010. Net interest expense was Euro 27.2 million in the first three months of 2011 as compared to Euro 22.6 million in the same period of 2010. The increase in net interest expense is attributable to an increase in the cost of debt, mainly due to the arrangement of new long-term debt, which has extended the average maturity of the Group's debt, as well as a higher debt exposure in certain emerging markets where the Group operates, whose cost of indebtedness is significantly higher as compared to the cost of indebtedness of the markets where the Group routinely obtains financing.

        Net Income.    Income before taxes increased by Euro 30.7 million, or 20.7 percent, to Euro 178.5 million in the first three months of 2011 from Euro 147.8 million in the same period of 2010, for the reasons described above. As a percentage of net sales, income before taxes increased to 11.5 percent in the first three months of 2011 from 10.6 percent in the same period of 2010. Net income attributable to non-controlling interests decreased to Euro 2.4 million in the first three months of 2011 as compared to Euro 2.6 million in the same period of 2010. Our effective tax rate was 34.4 percent in the first three months of 2011 as compared to 33.9 percent for the same period of 2010.

        Net income attributable to Luxottica Group stockholders increased by Euro 19.6 million, or 20.6 percent, to Euro 114.7 million in the first three months of 2011 from Euro 95.1 million in the same period of 2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.4 percent in the first three months of 2011 from 6.8 percent in the same period of 2010.

        Basic and diluted earnings per share were Euro 0.25 in the first three months of 2011 as compared to Euro 0.21 in the same period of 2010.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

		As of March 31, 2011	As of March 31, 2010
		(unaudited) (thousands of Euro)

A)	Cash and cash equivalents at the beginning of the period	679,852	380,081
B)	Cash provided by operating activities	33,906	42,525
C)	Cash used in investing activities	(69,291)	(52,353)
D)	Cash used in financing activities	(65,281)	(39,245)
	Change in bank overdrafts	24,770	(12,742)
	Effect of exchange rate changes on cash and cash equivalents	(16,049)	17,894
E)	Net change in cash and cash equivalents	(91,945)	43,921

F)	Cash and cash equivalents at the end of the period	587,907	336,160

        Operating activities.    Our cash provided by operating activities was Euro 33.9 million and Euro 42.5 million for the first three months of 2011 and 2010, respectively.

        Depreciation and amortization were Euro 75.6 million in the first three months of 2011 as compared to Euro 71.4 million in the same period of 2010.

        Cash used in accounts receivable was Euro (99.5) million in the first three months of 2011, compared to Euro (80.8) million in the same period of 2010. This change was primarily due to an increase in sales volume in the first three months of 2011 as compared to the same period of 2010. Cash (used in)/generated by inventory was Euro (6.5) million in the first three months of 2011 as compared to Euro 0.3 million in the same period of 2010. The slight increase in inventory as compared to the significant increase in net sales that occurred in the first three months of 2011 as compared to the same period of 2010 was due to certain efficiencies gained in the production process, which determined an alignment of inventory to the sales volumes. Cash used in accounts payable was Euro (93.3) million in the first three months of 2011 compared to Euro (37.2) million in the same period of 2010. This change is mainly due to increased purchases at our manufacturing facilities in the first three months of 2011. Cash generated by/(used in) income taxes payable was Euro 23.5 million in the first three months of 2011 as compared to Euro (6.4) million in the same period of 2010. This change was mainly due to higher taxable incomes in the first three months of 2011 as compared to 2010, which corresponds to an increase in income taxes payable.

        Investing activities.    Our cash used in investing activities was Euro (69.3) million for the first three months of 2011 as compared to Euro (52.4) million for the same period in 2010. The cash used in investing activities primarily consisted of (i) Euro (57.9) million in capital expenditures in the first three months of 2011 as compared to Euro (31.7) million in the same period of 2010 and, (ii) Euro (20.7) million for the payment of the second installment of the purchase price for the acquisition of a 40 percent investment in Multiopticas Internacional S.L., which occurred in the first three months of 2010.

        Financing activities.    Our cash used in financing activities for the first three months of 2011 and 2010 was Euro (65.3) million and Euro (39.2) million, respectively. Cash used in financing activities for the first three months of 2011 consisted primarily of Euro (60.6) million used to repay long-term debt expiring during the first three months of 2011. Cash (used in)/provided by financing activities for the first three months of 2010 consisted primarily of the proceeds of Euro 126.5 million from long-term debt borrowings and Euro (162.0) million in cash used to repay long-term debt expiring during the first three months of 2010.

OUR CONSOLIDATED BALANCE SHEET

In accordance with IAS/IFRS

ASSETS	March 31, 2011 (unaudited)	December 31, 2010 (audited)
	(thousands of Euro)

CURRENT ASSETS:
Cash and cash equivalents	587,907	679,852
Accounts receivable—net	736,355	655,892
Inventories—net	582,088	590,036
Other assets	215,506	226,759

Total current assets	2,121,856	2,152,539
NON CURRENT ASSETS:
Property, plant and equipment—net	1,181,066	1,229,130
Goodwill	2,757,745	2,890,397
Intangible assets—net	1,079,367	1,155,007
Investments	52,149	54,083
Other assets	153,624	148,125
Deferred tax assets	365,657	364,299

Total non-current assets	5,589,607	5,841,040

TOTAL ASSETS	7,711,463	7,993,579

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2011 (unaudited)	December 31, 2010 (audited)

CURRENT LIABILITIES:
Bank overdrafts	172,819	158,648
Current portion of long-term debt	201,911	197,566
Accounts payable	430,361	537,742
Income taxes payable	82,638	60,067
Other liabilities	539,993	549,280

Total current liabilities	1,427,722	1,503,303
NON-CURRENT LIABILITIES:
Long-term debt	2,284,014	2,435,071
Liability for termination indemnity	45,456	45,363
Deferred tax liabilities	426,072	429,848
Other liabilities	280,941	310,590

Total non-current liabilities	3,036,483	3,220,872
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,233,758	3,256,375
Non-controlling interests	13,501	13,029

Total stockholders' equity	3,247,258	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	7,711,463	7,993,579

        As of March 31, 2011, total assets decreased by Euro 282.1 million to Euro 7,711.5 million, compared to Euro 7,993.6 million as of December 31, 2010.

        In the first three months of 2011, non-current assets decreased by Euro 251.4 million, due to decreases in net intangible assets (including goodwill) of Euro 208.3 million, property, plant and equipment—net of Euro 48.1 million and investments of Euro 1.9 million, partially offset by increases of other assets of Euro 5.5 million and deferred tax assets of Euro 1.4 million.

        The decrease in net intangible assets was primarily due to the negative effects of foreign currency fluctuations of Euro 195.4 million and to the amortization for the period of Euro 21.3 million.

        The decrease in property, plant and equipment was primarily due to negative currency fluctuation effects of Euro 49.2 million.

        As of March 31, 2011, as compared to December 31, 2010:

  •
  Accounts receivable increased by Euro 80.5 million mainly due to the increase in net sales during the first three months of 2011;

  •
  Other non-current liabilities decreased by Euro 29.6 million due to the decrease in the liabilities for certain pension plans and for interest rate derivatives as a result of a decrease in interest rates, compared to December 31, 2010.

        Our net financial position as of March 31, 2011 and December 31, 2010 was as follows:

(thousands of Euro)	March 31, 2011 (unaudited)	December 31, 2010 (audited)

Cash and cash equivalents	587,907	679,852
Bank overdrafts	(172,819)	(158,648)
Current portion of long-term debt	(201,911)	(197,566)
Long-term debt	(2,284,014)	(2,435,071)

Total	(2,070,837)	(2,111,433)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of March 31, 2011, we, together with our wholly-owned Italian subsidiary Luxottica S.r.l., had credit lines aggregating Euro 326.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.45 percent. As of March 31, 2011, we had utilized Euro 13.1 million of these credit lines.

        As of March 31, 2011, Luxottica U.S. Holdings maintained unsecured lines of credit with an aggregate maximum availability of Euro 94.4 million (U.S. $134.1 million). The interest rate is a floating rate and is approximately USD LIBOR plus 80 basis points. At March 31, 2011, these lines were not used.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding the related party transactions, please refer to Note 27 to the Condensed Consolidated Quarterly Financial Report as of March 31, 2011 (unaudited).

5.     SUBSEQUENT EVENTS

        At the Stockholders' Meeting on April 28, 2011, the stockholders approved the distribution of a cash dividend of Euro 0.44 per ordinary share and ADR.

6.     2011 OUTLOOK

        The results obtained in the first three months of 2011 are an excellent starting point for 2011: management looks to the year optimistically, relying on the one hand on the strength of our brands, and aware on the other hand of the need to continue to impeccably execute our plans.

NON-IAS/IFRS MEASURES

Adjusted measures

        We use in this Management Report certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        We have made such adjustments to the following measures: operating income and operating margin. For comparative purposes, management has adjusted each of the foregoing measures by excluding the following:

  •
  a non-recurring gain in the first quarter of 2010 from the sale of a stake in Eyebiz in Australia for approximately Euro 7 million at March 31, 2010.

        In addition, we have also made such adjustments to the following measures: EBITDA and net income by excluding the following:

  (a)
  a non-recurring gain in 2010 from the release of a provision for taxes of approximately U.S. $27 million (approximately Euro 20 million at December 31, 2010) related to the sale of the Things Remembered retail chain in 2006; and

  (b)
  a non-recurring loss in the fourth quarter of 2010 from the impairment charge recorded of approximately Euro 20 million related to certain of the Company's assets in the Australian region.

        The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations. See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measure or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IAS/IFRS measure. For reconciliation of EBITDA to its most directly comparable IAS/IFRS measure, see the pages following the tables below:

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

	Group Operating Income
	1Q11	1Q10	% change
	Millions of Euro

Reported	207.4	171.2	21.1%
> Adjustment for non-recurring gain in Australia		(6.9)
Adjusted	207.4	164.4	26.2%
Net sales	1,556.1	1,391.7	11.8%
Operating margin Reported	13.3%	12.3%	8.3%	+100	bps
Operating margin Adjusted	13.3%	11.8%	12.9%	+150	bps

Non-IAS/IFRS Measures: Reconciliation between reported and adjusted P&L items

	FY10
	EBITDA	Net Income
	Millions of Euro

Reported	1,013.8	402.2
> Adjustment for goodwill impairment charge	20.4	20.4
> Adjustment for discontinued operations		(19.9)
Adjusted	1,034.2	402.7

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IAS/IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

	1Q 2010	1Q 2011	FY10(1)	LTM March 31, 2011
	Millions of Euro

Net income/(loss)	95.1	114.7	402.7	422.3
(+)
Net income attributable to non-controlling interest	2.6	2.4	5.1	4.9
(+)
Provision for income taxes	50.2	61.4	218.2	229.5
(+)
Other (income)/expense	23.4	28.9	106.6	112.1
(+)
Depreciation & amortization	71.4	75.6	301.6	305.8
(+)

EBITDA	242.6	283.0	1,034.2	1,074.6
(=)
Net sales	1,391.7	1,556.1	5,798.0	5,962.4
(/)
EBITDA margin	17.4%	18.2%	17.8%	18.0%
(=)

(1)
Net income as of Dec. 31, 2010 excluding impairment and discontinued operations. EBITDA as of Dec. 31, 2010 excluding impairment.

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Company's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

    •
    EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

    •
    EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

    •
    EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

    •
    EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

    •
    EBITDA does not reflect changes in, or cash requirements for, working capital needs;

    •
    EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

    •
    The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IAS/IFRS measure, see the table on the earlier page.

Non-IAS/IFRS Measure: Net debt and Net debt/EBITDA

	March 31, 2011		Dec. 31, 2010(1)
	Millions of Euro

Long-term debt	2,284.0		2,435.1
(+)
Current portion of long-term debt	201.9		197.6
(+)
Bank overdrafts	172.8		158.6
(+)
Cash	(587.9)		(679.9)
(–)
Net debt	2,070.8		2,111.4
(=)
LTM EBITDA	1,074.6		1,034.2
Net debt/LTM EBITDA	1.9	x	2.0	x
Net debt @ avg. exchange rates(2)	2,163.9		2,116.2
Net debt @ avg. exchange rates(2) /LTM EBITDA	2.0	x	2.0	x

(1)
EBITDA as of December 31, 2010 excluding impairment.

(2)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION—IAS/IFRS

	Note reference	March 31, 2011 (unaudited)	December 31, 2010 (audited)
		(Thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	587,907	679,852
Accounts receivable—net	6	736,355	655,892
Inventories—net	7	582,088	590,036
Other assets	8	215,506	226,759

Total current assets		2,121,856	2,152,539
NON-CURRENT ASSETS:
Property, plant and equipment—net	9	1,181,066	1,229,130
Goodwill	10	2,757,745	2,890,397
Intangible assets—net	10	1,079,367	1,155,007
Investments	11	52,149	54,083
Other assets	12	153,624	148,125
Deferred tax assets	13	365,657	364,299

Total non-current assets		5,589,607	5,841,040

TOTAL ASSETS		7,711,463	7,993,579

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdrafts	14	172,819	158,648
Current portion of long-term debt	15	201,911	197,566
Accounts payable	16	430,361	537,742
Income taxes payable	17	82,638	60,067
Other liabilities	18	539,993	549,280

Total current liabilities		1,427,722	1,503,303
NON-CURRENT LIABILITIES:
Long-term debt	19	2,284,014	2,435,071
Liability for termination indemnities	20	45,456	45,363
Deferred tax liabilities	21	426,072	429,848
Other liabilities	22	280,941	310,590

Total non-current liabilities		3,036,483	3,220,872
STOCKHOLDERS' EQUITY
Luxottica Group stockholders' equity	23	3,233,758	3,256,375
Non-controlling interests	24	13,501	13,029

Total stockholders' equity		3,247,258	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		7,711,463	7,993,579

CONSOLIDATED STATEMENT OF INCOME—IAS/IFRS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010—IAS/IFRS (UNAUDITED)

	Note reference	2011	2010
		(Thousands of Euro)(1)

Net sales	25	1,556,102	1,391,687
Cost of sales	25	554,453	499,789

Gross profit		1,001,648	891,898

Selling	25	492,264	452,766
Royalties	25	28,543	24,868
Advertising	25	90,412	81,143
General and administrative	25	162,644	141,765
Intangibles amortization	25	20,368	20,110
Total operating expenses		794,232	720,652

Income from operations		207,416	171,246

Other income/(expense)
Interest income	25	2,087	2,037
Interest expense	25	(29,262)	(24,638)
Other—net	25	(1,745)	(818)

Income before provision for income taxes		178,497	147,827

Provision for income taxes	25	(61,399)	(50,161)

Net income		117,098	97,666

Of which attributable to:
—Luxottica Group stockholders	25	114,694	95,091
—Non-controlling interests	25	2,403	2,575

NET INCOME		117,098	97,666

Weighted average number of shares outstanding:
Basic		459,932,593	458,404,423
Diluted		462,150,235	459,966,975
Earnings per share:
Basic		0.25	0.21
Diluted		0.25	0.21

(1)
Amounts in thousands except per share data

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010—IAS/IFRS (UNAUDITED)

	March 31, 2011 (unaudited)	March 31, 2010 (unaudited)
	(Thousands of Euro)

Net income	117,098	97,666
Other comprehensive income:
Cash flow hedge—net of tax	8,153	(7,433)
Currency translation differences	(152,088)	155,930
Actuarial gain/(loss) on postemployment benefit obligations	(25)	(14)
Total other comprehensive income—net of tax	(143,960)	148,485

Total comprehensive income for the period	(26,862)	246,151

Attributable to:
—Luxottica Group stockholders' equity	(29,584)	243,198
—Non-controlling interests	2,722	2,953

Total comprehensive income for the period	(26,862)	246,151

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY—IAS/IFRS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 (UNAUDITED)

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock-Options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
	Number of shares	Amount
	(Thousands of Euro)

Balance as of January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net income	—	—	—	—	95,091	—	—	—	95,091	2,575
Other comprehensive income:	—	—	—	—	—	—	—	—	—	—
Currency translation differences and other	—	—	—	—	—	—	155,552	—	155,552	378
Cash flow hedge—net of tax	—	—	—	—	(7,433)	—	—	—	(7,433)	—
Actuarial gains/(losses)	—	—	—	—	(14)	—	—	—	(14)	—

Total comprehensive income as of March 31, 2010	—	—	—	—	87,646	—	155,552	—	243,198	2,953

Exercise of stock options	404,900	24	—	5,031	—	—	—	—	5,055	—
Non-cash stock-based compensation	—	—	—	—	—	6,372	—	—	6,372	—
Treasury shares including tax effect of Euro 3.0 million	—	—	—	4,962	—	—	—	(1,940)	3,022	—
Change in controlling interest in subsidiary	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(6,884)

Balance as of March 31, 2010	464,791,283	27,887	5,561	176,905	2,987,859	130,935	(249,608)	(84,653)	2,994,886	12,445

Balance as of January 1, 2011	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

Net income	—	—	—	—	114,694	—	—	—	114,694	2,403
Other comprehensive income:
Currency translation differences and other	—	—	—	—	—	—	(152,407)	—	(152,407)	319
Cash flow hedge—net of tax of Euro 3.6 million	—	—	—	—	8,153	—	—	—	8,153	—
Actuarial gain/(loss)	—	—	—	—	(25)	—	—	—	(25)	—

Total comprehensive income as of March 31, 2011	—	—	—	—	122,823	—	(152,407)	—	(29,584)	2,722

Exercise of stock options	621,073	37	—	8,824	—	—	—	—	8,861	—
Non-cash stock-based compensation	—	—	—	—	—	9,079	—	—	9,079	—
Investment in treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Change in controlling interest in subsidiary	—	—	—	—	(500)	—	—	—	(500)	(2,068)
Dividends	—	—	—	—	—	—	—	—	—	(183)

Balance as of March 31, 2011	466,698,283	28,001	5,578	227,647	3,252,109	168,263	(324,838)	(123,002)	3,233,758	13,501

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE

MONTHS ENDED MARCH 31, 2011 AND 2010—IAS/IFRS (UNAUDITED)

	2011	2010
	(Thousands of Euro)

Net income	117,098	97,666
Stock-based compensation	9,079	6,372
Depreciation and amortization	75,557	71,383
Net loss on disposals of fixed assets and other	3,893	1,378
Other non-cash items	(1,476)	(11,384)
Changes in accounts receivable	(99,482)	(80,766)
Changes in inventories	(6,455)	320
Changes in accounts payable	(93,348)	(37,220)
Changes in other assets/liabilities	5,538	1,174
Changes in income taxes payable	23,502	(6,398)
Total adjustments	(83,192)	(55,141)
Cash provided by operating activities	33,906	42,525
Property, plant and equipment
—Additions	(57,887)	(31,708)
Purchases of businesses—net of cash acquired	(11,404)	(6,875)
Sales of businesses—net of cash disposed	—	6,913
Investments in equity investees	—	(20,684)

Cash used in investing activities	(69,291)	(52,354)

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE MONTHS

ENDED MARCH 31, 2011 AND 2010—IAS/IFRS (UNAUDITED)

	2011	2010
	(Thousands of Euro)

Long-term debt:
—Proceeds	—	126,545
—Repayments	(60,606)	(161,976)

Decrease in overdraft balances	(2,881)	(8,036)
Exercise of stock options	8,862	5,056
(Purchase)/sale of treasury shares	(10,473)	6,050
Dividends	(183)	(6,884)

Cash used in financing activities	(65,281)	(39,245)

Decrease in cash and cash equivalents	(100,666)	(49,074)

Cash and cash equivalents, beginning of the period	664,957	346,624

Effect of exchange rate changes on cash and cash equivalents	(16,049)	17,894

Cash and cash equivalents, end of the period	548,242	315,444

Supplemental disclosure of cash flows information:

	2011	2010

Cash paid during the period for interest	41,917	33,160
Cash paid during the period for income taxes	6,140	28,276

        The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statement of cash flows and the balance of cash and cash equivalents according to the consolidated balance sheets:

	2011	2010

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	548,242	315,444
Bank overdrafts	39,665	20,716
Cash and cash equivalents according to the consolidated balance sheets	587,907	336,160

Luxottica Group S.p.A.

Headquarters and registered office • Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,001,896.98
authorized and issued

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

1.  BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, Milan (Italy).

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        The Company's Board of Directors, at its meeting on April 28, 2011, approved this condensed consolidated quarterly financial report (hereinafter referred to as the "Quarterly Financial Report") for publication.

        The financial statements included in this Quarterly Financial Report are unaudited.

2.  BASIS OF PREPARATION

        This Quarterly Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998.

        The financial statements included in the Quarterly Financial Report (the "Quarterly Financials") have been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("IAS/IFRS"), and in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting.

        The preparation of an interim report requires management to use estimates and assumptions that affect the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, when all the necessary information is available, unless there are indicators requiring immediate impairment testing. Similarly, the actuarial calculations necessary to calculate certain employee benefit liabilities, the changes to most deferred tax assets and liabilities and the impact of share-based payments are normally carried out when the audited consolidated financial statements for the fiscal year are prepared.

        Lastly, with reference to Consob resolution no. 15519 of July 27, 2006, which addresses the format of the financial statements, the Company has not included any specific supplements to the statement of income, statement of financial position or statement of cash flows showing related party transactions, as these are immaterial. Please see Note 27—"Related Party Transactions" for additional details regarding transactions with related parties.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS

        Beginning in 2011, the Group applied the following new accounting standards, amendments and interpretations, as revised by the IASB:

    IFRS 3—Business Combinations: The amendment, applicable for annual periods beginning on or after July 1, 2010, clarifies that contingent consideration balances arising from business combinations whose acquisition date preceded the date when an entity first applied IFRS 3 as issued in 2008, do not have to be adjusted upon application of this IFRS. The amendment also clarifies that for each business combination, the acquirer shall measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle the holder to a proportionate share of the entity's net assets in the event of liquidation. The amendment also specifies that an acquirer must measure a liability or an equity instrument related to share-based payment transactions of the acquiree or the replacement of an acquiree's share-based payment transactions with share-based payment transactions of the acquirer in accordance with the method set forth in IFRS 2 at the acquisition date. The amendment had no significant effects on the Group consolidated financial statements as of March 31, 2011.

    IAS 24 (revised)—Related party disclosures, issued in November 2009. It supersedes IAS 24, Related party disclosures, issued in 2003. The revised standard, mandatory for periods beginning on or after January 1, 2011, clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The amendment had no significant effects on the Group consolidated financial statements as of March 31, 2011.

    IFRIC 14 amendments—Prepayments of a minimum funding requirement, issued in November 2009. The amendments, effective for annual periods beginning January 1, 2011, correct an unintended consequence of IFRIC 14, IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interactions. Without the amendments, entities are not permitted to recognize as an asset certain voluntary prepayments for minimum funding contributions. The amendments had no significant effects on the Group consolidated financial statements as of March 31, 2011.

    IFRIC 19—Extinguishing financial liabilities with equity instruments, issued in November 2009, is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

    IAS 32 amendment—Classification of rights issues, issued in October 2009. The amendment, applicable to annual periods beginning on or after February 1, 2010, addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. The amendment applies

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

    retrospectively in accordance with IAS 8—Accounting policies, changes in accounting estimates and errors. The amendment had no significant effects on the Group consolidated financial statements as of March 31, 2011.

    IFRS 7—Financial Instruments: Disclosures. The amendment, applicable to annual periods beginning on or after July 1, 2010, emphasizes the interaction between qualitative and quantitative disclosures about the nature and extent of risks arising from financial liabilities. The amendment eliminates the requirement to disclose the carrying amount of financial assets that would otherwise be past due or impaired where their terms were renegotiated. The amendment also eliminates the requirement to disclose the fair value of collateral and other credit enhancements, which can be potentially misleading, although an entity is still required to disclose a description of the collateral and its financial effects. The amendment had no significant effects on the Group consolidated financial statements as of March 31, 2011.

    IAS 1—Presentation of Financial Statements. The amendment, applicable to annual periods beginning on or after Janaury1, 2011, requires, either in the statement of changes in equity or in the notes, an analysis of other comprehensive income by item. The amendment had no significant effects on the Group consolidated financial statements as of March 31, 2011.

    IAS 27—Consolidated and separate financial statements. The amendment clarifies the transition requirements for amendments arising as a result of IAS 27. The amendment had no significant effects on the Group consolidated financial statements as of March 31, 2011.

    IAS 34—Interim Financial Reporting. The amendment clarifies that the information included in the interim financial reporting on significant transactions and events should update the relevant information presented in the most recent annual report. The amendment had no significant effects on the Group consolidated financial statements as of March 31, 2011.

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2011, and not early adoped

    IFRS 9—Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is not applicable until January 1, 2013, but is available for early adoption. The Group has not early adopted and has not yet assessed IFRS 9's full impact.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

4. SEGMENT REPORTING

        In accordance with IFRS 8—Operating Segments the segment reporting schedules are provided below using a reporting format which includes two market segments: the first relates to Manufacturing and Wholesale Distribution ("Wholesale"), while the second relates to Retail Distribution ("Retail").

        The following table provides information by business segment, which management considers necessary to assess the Group's performance and to make future determinations relating to the allocation of resources.

(thousands of Euro)	Manufacturing and wholesale distribution	Retail distribution	Inter-segment transactions and corporate adjustments	Consolidated

Three months ended March 31, 2011 (unaudited)
Net sales	641,127	914,975	—	1,556,102
Income from operations	147,819	96,755	(37,159)	207,416
Capital expenditures	17,420	40,467	—	57,887
Depreciation and amortization	20,718	34,470	20,368	75,556
Three months ended March 31, 2010 (unaudited)
Net sales	553,523	838,164	—	1,391,687
Income from operations	120,113	88,008	(36,875)	171,246
Capital expenditures	13,788	17,920	—	31,708
Depreciation and amortization	18,153	33,119	20,110	71,382

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

5.  CASH AND CASH EQUIVALENTS

(thousands of Euro)	As of March 31, 2011 (unaudited)	As of December 31, 2010 (audited)

Cash at bank and post office	571,828	667,790
Checks	9,967	6,916
Cash and cash equivalents on hand	6,112	5,146

Total	587,907	679,852

        Please see Note 3—"Financial results" in the Management Report on the Interim Financial Results as of March 31, 2011 for further details on cash and cash equivalents.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

6.  ACCOUNTS RECEIVABLE—NET

(thousands of Euro)	As of March 31, 2011 (unaudited)	As of December 31, 2010 (audited)

Accounts receivable	768,406	689,260
Bad debt fund	(32,051)	(33,368)

Total	736,355	655,892

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

7.  INVENTORIES—NET

(thousands of Euro)	As of March 31, 2011 (unaudited)	As of December 31, 2010 (audited)

Raw materials	110,928	115,277
Work in process	55,715	52,507
Finished goods	505,882	518,804
Less: inventory obsolescence reserves	(90,438)	(96,552)

Total	582,088	590,036

8.  OTHER ASSETS

(thousands of Euro)	As of March 31, 2011 (unaudited)	As of December 31, 2010 (audited)

Sales taxes receivable	27,752	32,524
Short-term borrowing	1,009	860
Accrued income	1,215	1,501
Receivables for royalties	2,386	2,078
Other financial assets	27,863	26,364
Total financial assets	60,226	63,327
Income taxes receivable	37,396	70,720
Advances to suppliers	13,180	9,487
Prepaid expenses	75,647	66,399
Other assets	29,057	16,825
Total other assets	155,280	163,431

Total other current assets	215,506	226,759

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

8.  OTHER ASSETS (Continued)

        Other financial assets included amounts recorded in the North American Retail Division of Euro 11.8 million as of March 31, 2011 (Euro 8.7 million as of December 31, 2010).

        The decrease in income taxes receivable was primarily due to an offset of tax receivables by Euro 17.4 million of tax payables in the North American operations.

        The net book value of financial assets is approximately equal to their fair value and corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments aimed at diminishing credit risk.

NON-CURRENT ASSETS

9.  PROPERTY, PLANT AND EQUIPMENT—NET

        Changes in items of property, plant and equipment during the first three months of 2011 are illustrated below:

(thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2011
Historical cost	820,833	1,017,958	37,853	673,051	2,549,696
Accumulated depreciation	(353,508)	(650,735)	(7,226)	(309,097)	(1,320,566)

Balance as of January 1, 2011	467,325	367,223	30,627	363,954	1,229,130

Increases	6,463	11,704	—	39,721	57,887
Decreases	(1,218)	198	—	(3,449)	(4,469)
Translation differences and other	(17,031)	10,929	—	(41,095)	(47,197)
Depreciation expense	(13,652)	(22,714)	(382)	(17,537)	(54,285)

Balance as of March 31, 2011	441,887	367,340	30,245	341,594	1,181,066

Historical cost	787,355	981,910	37,853	683,046	2,490,164
Accumulated depreciation	(345,468)	(614,570)	(7,608)	(341,452)	(1,309,098)

Balance as of March 31, 2011	441,887	367,340	30,245	341,594	1,181,066

        Depreciation of Euro 54.3 million (Euro 50.5 million in the same period in 2010) was included in the cost of sales (Euro 15.3 million, compared to Euro 14.5 million in the same period in 2010), selling expenses (Euro 25.7 million, compared to Euro 24.3 million in the same period in 2010), advertising expenses (Euro 1.2 million, compared to Euro 1.2 million in the same period in 2010) and general and administrative expenses (Euro 12.1 million, compared to Euro 10.5 million in the same period in 2010).

        Other equipment included assets under construction of Euro 91.2 million at March 31, 2011 (Euro 91.3 million at December 31, 2010), mainly relating to the opening and renovation of North American retail stores.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

9.  PROPERTY, PLANT AND EQUIPMENT—NET (Continued)

        Leasehold improvements totaled Euro 212.1 million and Euro 228.4 million at March 31, 2011 and December 31, 2010, respectively.

10.  GOODWILL AND INTANGIBLE ASSETS—NET

        Changes in intangible assets in the first three months of 2011 are illustrated below:

(thousands of Euro)	Goodwill	Trade names and trademarks	Distributor network	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2011
Historical cost	2,953,383	1,423,092	86,389	225,364	21,479	45,094	4,754,800
Accumulated amortization	(62,986)	(545,896)	(23,098)	(51,967)	(6,180)	(19,270)	(709,396)

Balance as of January 1, 2011	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

Increases	—	1,845	—	—	—	273	2,118
Decreases	—	—	—	—	—	(30)	(30)
Intangible assets from business acquisitions	4,861	—	—	—	—	—	4,861
Translation differences and other	(137,513)	21,720	(63,227)	(10,122)	(900)	(3,925)	(193,968)
Amortization expense	—	(16,328)	(11)	(3,717)	(262)	(955)	(21,272)

Balance as of March 31, 2011	2,757,745	884,433	52	159,558	14,137	21,187	3,837,112

Historical cost	2,817,018	1,451,046	304	212,088	20,201	38,476	4,539,135
Accumulated amortization	(59,273)	(566,614)	(252)	(52,530)	(6,064)	(17,289)	(702,023)

Balance as of March 31, 2011	2,757,745	884,433	52	159,558	14,137	21,187	3,837,112

11.  INVESTMENTS

        This item amounted to Euro 52.1 million (Euro 54.1 million at December 31, 2010) and was primarily comprised of the investment in Multiopticas Internacional S.L., accounted for under the equity method.

12.  OTHER ASSETS

        Other non-current assets amounted to Euro 153.6 million (Euro 148.1 million at December 31, 2010) and were primarily comprised of security deposits of Euro 26.7 million (Euro 24.8 million at December 31, 2010) and advances the Group has paid to certain licensees for future contractual minimum royalties, amounting to Euro 110.6 million (Euro 106.1 million at December 31, 2010).

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

13.  DEFERRED TAX ASSETS

        Deferred tax assets showed a balance of Euro 365.7 million (Euro 364.3 million at December 31, 2010), increasing by Euro 1.4 million. Deferred tax assets primarily related to temporary differences between the tax values and carrying amounts of inventories, intangible assets, pension funds and tax losses carried forward.

LIABILITIES AND EQUITY

14.  BANK OVERDRAFTS

        Bank overdrafts at March 31, 2011 reflected current account overdrafts with various banks. The interest rates on these credit lines are floating, and the credit lines may be used, if necessary, to obtain letters of credit.

15.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 19—"Long-term debt."

16.  ACCOUNTS PAYABLE

        Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is due in its entirety within 12 months, is detailed below:

(thousands of Euro)	As of March 31, 2011 (unaudited)	As of December 31, 2010 (audited)

Accounts payable	275,943	399,353
Invoices to be received	154,418	138,389

Total	430,361	537,742

17.  INCOME TAXES PAYABLE

        Income taxes payable include liabilities for current taxes which are certain and determined.

(thousands of Euro)	As of March 31, 2011 (unaudited)	As of December 31, 2010 (audited)

Current year income taxes payable fund	97,220	77,425
Income taxes advance payment	(14,582)	(17,358)

Total	82,638	60,067

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

18.  OTHER LIABILITIES

(thousands of Euro)	As of March 31, 2011 (unaudited)	As of December 31, 2010 (audited)

Premiums and discounts to suppliers	24,868	27,507
Sales commissions	1,042	1,135
Leasing rental	21,488	22,370
Insurance	8,615	9,255
Sales taxes payable	45,932	35,994
Salaries payable	171,372	183,559
Due to social security authorities	28,288	26,156
Sales commissions payable	7,191	7,154
Royalties payable	1,278	1,602
Other financial liabilities	112,894	125,858

Total financial liabilities	422,967	440,590

Deferred income	3,162	1,356
Customers' right of return	31,026	27,744
Advances from customers	54,535	53,835
Other liabilities	28,304	25,755

Total liabilities	117,026	108,690

Total other current liabilities	539,993	549,280

        Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily included:

  •
  Provisions for long-term insurance risk of Euro 1.0 million as of March 31, 2011 and Euro 1.0 million as of December 31, 2010;

  •
  Provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 9.8 million (Euro 6.7 million as of December 31, 2010), which are based upon advertising expenses that the Group is required to incur under the license agreements; and

  •
  Provisions for various litigated matters that have occurred in the ordinary course of business of Euro 4.4 million (Euro 5.2 million as of December 31, 2010).

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

19.  LONG-TERM DEBT

(thousands of Euro)	As of March 31, 2011 (unaudited)	As of December 31, 2010 (audited)

Luxottica Group S.p.A. credit agreement with various financial institutions (a)	546,396	545,552
Senior unsecured guaranteed notes (b)	921,950	943,112
Credit agreement with various financial institutions (c)	205,265	242,236
Credit agreement with various financial institutions for Oakley acquisition (d)	808,998	897,484
Capital lease obligations, payable in installments through 2011	1,009	1,141
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	2,308	3,112
Total	2,485,925	2,632,637
Less: Current maturities	201,911	197,566
Long-Term Debt	2,284,014	2,435,071

        (a)   In April 2008, the Company entered into a Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. Interest accrued at EURIBOR plus 1.90 percent. The final maturity of the amended credit facility was July 13, 2011. On January 20, 2011 the Company terminated this credit line.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility will require repayments of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.588 percent as of March 31, 2011). As of March 31, 2011, Euro 250.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2011.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.252 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

On November 11, 2009, the Company entered into a Euro 300.0 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.75 percent based on the "Net Debt/EBITDA" ratio (2.519 percent as of March 31, 2011). As of March 31, 2011, Euro 300.0 million was borrowed under this credit facility.

        (b)   On July 1, 2008, US Holdings closed a private placement of U.S. $275.0 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20.0 million, U.S. $127.0 million and U.S. $128.0 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of March 31, 2011. The proceeds from the 2008 Notes received on July 1, 2008 were used to repay a portion of the Bridge Loan Facility (described in (d) below).

On January 29, 2010, US Holdings closed a private placement of U.S. $175.0 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50.0 million, U.S. $50.0 million and U.S. $75.0 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of March 31, 2011.

On September 30, 2010, the Company closed a private placement of Euro 100.0 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50.0 million and Euro 50.0 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2011.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500.0 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group's debt.

        (c)   On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130.0 million and U.S. $325.0 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725.0 million-equivalent multi-currency (Euro/US dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on March 31, 2011 was 0.610 percent for Tranche B, while Tranche C was not used. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2011. Under this credit facility, Euro 206.3 million was borrowed as of March 31, 2011.

During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.634 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

        (d)   On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50.0 million on a quarterly basis starting from October 2009, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.603 percent for Facility D and 0.610 percent for Facility E on March 31, 2011). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2011. U.S. $1.2 billion was borrowed under this credit facility as of March 31, 2011.

During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.260 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks ("Tranche D Swaps"), which will start to decrease by U.S. $50.0 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

The short-term bridge loan facility was for an aggregate principal amount of U.S. $500.0 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the facility agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and US Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the facility agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the U.S. $150.0 million short-term bridge loan facility to, among other things, reduce the total facility amount from U.S. $150.0 million to U.S. $75.0 million, effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provided for the repayment of U.S. $25.0 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90 percent. US Holdings prepaid U.S. $25.0 million on September 8, 2010 and the remaining U.S. $50.0 million on October 12, 2010. and at such time the credit facility was terminated.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

As of March 31, 2011, the Group had unused committed (revolving) credit lines for Euro 692.2 million.

        (e)   Other loans consist of several small credit agreements which are not material.

        Long-term debt, including capital lease obligations, as of March 31, 2011 matures as follows:

(thousands of Euro)

2011	131,524
2012	497,586
2013	653,831
2014	300,257
2015 and subsequent years	902,668
Effect deriving from the adoption of the amortized cost method	61

Total	2,485,925

        The net financial position was as follows:

	thousands of Euro	March 31, 2011 (unaudited)	December 31, 2010 (audited)

A	Cash and cash equivalents	587,907	679,852
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A) + (B) + (C)	587,907	679,852
E	Current Investments	—	—
F	Bank overdrafts	172,819	158,648
G	Current portion of long-term debt	201,911	197,566
H	Other liabilities	—	—
I	Current Liabilities (F) + (G) + (H)	374,731	356,214
J	Net—Current Liabilities (I) – (E) – (D)	(213,177)	(323,638)
K	Long-term debt	1,362,064	1,491,959
L	Notes payable	921,950	943,112
M	Other non-current liabilities	—	—
N	Total non-current liabilities (K) + (L) + (M)	2,284,014	2,435,071
O	Net Financial Position (J) + (N)	2,070,837	2,111,433

        Our net financial position with respect to related parties is not material.

20.  LIABILITY FOR TERMINATION INDEMNITIES

        This item amounted to Euro 45.5 million as of March 31, 2011 (Euro 45.4 million at December 31, 2010). This item primarily includes liabilities related to the post-employment benefits of our Italian companies' employees.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

21.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amounted to Euro 426.1 million and Euro 429.8 million as of March 31, 2011 and December 31, 2010, respectively. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets.

22.  OTHER NON-CURRENT LIABILITIES

(thousands of Euro)	As of March 31, 2011 (unaudited)	As of December 31, 2010 (audited)

Risk funds	79,479	82,855
Other liabilities	108,323	113,077
Other financial liabilities	93,139	114,658

Total	280,941	310,590

        The provision for risks primarily includes:

  •
  accruals for "self-insurance" covering specific risks, amounting to Euro 25.7 million (Euro 26.9 million at December 31, 2010);

  •
  accruals for various legal disputes arising from normal business activities totaling Euro 6.5 million (Euro 6.0 million at December 31, 2010); and

  •
  accruals for tax liabilities of Euro 35.4 million (Euro 37.5 million at December 31, 2010).

        Other liabilities (Euro 108.3 million, compared to Euro 113.1 million at December 31, 2010) consisted of liabilities for U.S. pension funds. Other financial liabilities mainly includes the non-current portion of interest rate derivative liabilities (Euro 40.4 million at March 31, 2011, compared to Euro 53.0 million at December 31, 2010).

23.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The Company's capital stock at March 31, 2011 amounted to Euro 28,001,896.98 and was comprised of 466,698,283 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2011, the capital stock amounted to Euro 27,964,632.6 and was comprised of 466,077,210 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 621,073 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 37,264.38 in the first three months of 2011. The options exercised included 101,900 from the 2002 grant, 115,350 from the 2003 grant, 208,923 from the 2004 grant, 92,900 from the 2005 grant and 102,000 from the 2008 grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

23.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Additional paid-in capital

        This reserve increases in connection with the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 123.0 million as of March 31, 2011 (Euro 112.5 million as of December 31, 2010). The increase was due to the stock buyback program approved at the stockholders' meeting on October 29, 2009 (the "2009 Program"), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan.

        Under the 2009 Program the Company, in the first three months of 2011, purchased on the Milan Stock Exchange's Mercato Telematico Azionario ("MTA") an aggregate amount of 466,204 ordinary shares of stock at an average price of Euro 22.45 per share for an aggregate amount of Euro 10,467,359. The 2009 Program expired on April 28, 2011.

        Treasury shares purchased by Luxottica Group are recorded at cost as a deduction from equity. Please refer to the consolidated statement of stockholders' equity for further details on the amount involved.

24.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 13.5 million and Euro 13.0 million at March 31, 2011 and December 31, 2010, respectively.

25.  NOTES TO THE CONSOLIDATED INCOME STATEMENT OF INCOME

        Please refer to Note 3—"Financial Results" in the Management Report on the Interim Financial Results as of March 31, 2011 (unaudited).

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

26.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover (as contractually defined) guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 313.1 million as of March 31, 2011 and Euro 392.4 million as of December 31, 2010.

  •
  rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,067.0 million as of March 31, 2011 and Euro 1,285.0 million as of December 31, 2010.

  •
  other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in approximately 430 Macy's department stores in the U.S. subsequent to an agreement entered into with Macy's Inc. on December 4, 2009. Future payments related to those commitments were Euro 13.1 million as of March 31, 2011 and Euro 32.8 million as of December 31, 2010.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for six stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At March 31, 2010, the Group's maximum liability amounted to Euro 3.7 million (Euro 4.0 million at December 31, 2010).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.3 million (U.S. $1.9 million) at March 31, 2011 (Euro 1.5 million at December 31, 2010). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Credit lines

        As of March 31, 2011 and as of December 31, 2010, the Company had unused short-term lines of credit of approximately Euro 532.8 million and Euro 559.8 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 326.8 million. These lines of credit

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

are renewable annually, can be canceled on short notice and have no commitment fees. At March 31, 2011, these credit lines were utilized for Euro 13.1 million.

        US Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 94.4 million (U.S. $134.1 million). These lines of credit are renewable annually, can be canceled on short notice and have no commitment fees. At March 31, 2011, they were not used and there were Euro 28.9 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

Outstanding Standby Letters of Credit

        A wholly-owned U.S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 28.9 million and Euro 34.0 million as of March 31, 2011 and December 31, 2010, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Litigation

        The Group and its subsidiaries are involved in the following legal and regulatory proceedings of which, unless already settled or otherwise concluded, the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Group's business, financial position or operating results.

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation has concluded and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Group that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

27.  RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Retail Brand Alliance, Inc. ("RBA"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The Group paid RBA Euro 0.1 million in the first three months of 2011 and Euro 0.4 million in the first three months of 2010.

Stock option plan

        On September 14, 2004, the Company's Chairman and largest stockholder, Leonardo Del Vecchio, allocated 9.6 million shares (representing 2.11 percent of the Company's issued share capital as of such date) that he held through the company La Leonardo Finanziaria S.r.l.—subsequently merged into Delfin S.à r.l. a holding company of the Del Vecchio family—to a stock option plan for the Group's top management. The options vested on June 30, 2006, upon the achievement of certain financial targets. Accordingly, since the vesting date, the holders of these options have been and will remain entitled to exercise these options from such date until their expiration in 2014. In the first three months of 2011, 600,000 rights were exercised as part of this plan. In the same period of 2010, 200,000 rights were exercised.

        A summary of related party transactions as of March 31, 2011 and March 31, 2010 is provided below:

As of March 31, 2011 Related parties (thousands of Euro)	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	27.7	69.2	—	66.7
Multiopticas Internacional S.L.	2,401.5	10.4	2,660.0	2,475.7
Eyebiz Laboratories Pty Limited	280.7	10,735.6	1,215.4	11,298.6
Others	160.6	44.6	410.1	60.0

Total	2,870.5	10,859.8	4,285.5	13,901.0

As of March 31, 2010 Related parties (thousands of Euro)	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	27.4	224.2	—	226.1
Multiopticas Internacional S.L.	1,190.8	11.4	1,547.1	2,482.7
Others	0.7	42.0	17.1	0.2

Total	1,218.9	277.5	1,564.2	2,709.0

        Total remuneration due to key managers in the first three months of 2011 amounted to approximately Euro 8.4 million (Euro 8.3 million at March 31, 2010).

        These costs related to key managers who were already with the Group in the first three months of 2010 and remain in service, as well as those who became key managers after March 31, 2010.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2011
(UNAUDITED)

28.  EARNINGS PER SHARE

        Basic and diluted earnings per share have been calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended March 31, 2011 and 2010, amounting to Euro 114.7 million and Euro 95.1 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Earnings per share in the first three months of 2011 amounted to Euro 0.25, compared to Euro 0.21 in the same period in 2010. Diluted earnings per share in the first three months of 2011 amounted to Euro 0.25, compared to Euro 0.21 in the same period in 2010.

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of March 31,
	2011	2010

Weighted average shares outstanding—basic	459,932,593	458,404,423
Effect of dilutive stock options	2,217,643	1,562,551
Weighted average shares outstanding—dilutive	462,150,235	459,966,975
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	12,010,189	14,801,101

29.  DIVIDENDS

        In the first three months of 2011 and 2010, no dividends were distributed. In May 2010, the Company distributed an aggregate of Euro 160.6 million in dividends to its stockholders equal to Euro 0.35 per ordinary share.

30.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 41.8 percent and 39.7 percent of our net sales in the first three months of 2011 and 2010, respectively.

31.  SUBSEQUENT EVENTS

        Please see Note 5—"Subsequent Events" in the Management Report on the Interim Financial Results as of March 31, 2011 (unaudited) for a description of events that have occurred after March 31, 2011.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN EURO

	Average exchange rate as of March 31, 2011	Final exchange rate as of march 31, 2011	Average exchange rate as of March 31, 2010	Final exchange rate as of December 31, 2010

(per €1)
U.S. Dollar	1.3680	1.4207	1.3829	1.3362
Swiss Franc	1.2871	1.3005	1.4632	1.2504
Great Britain Pound	0.8539	0.8837	0.8876	0.8608
Brazilian Real	2.2799	2.3058	2.4917	2.2177
Japanese Yen	112.5703	117.6100	125.4848	108.6500
Canadian Dollar	1.3484	1.3785	1.4383	1.3322
Mexican Peso	16.5007	16.9276	17.6555	16.5475
Swedish Krona	8.8642	8.9329	9.9464	8.9655
Australian Dollar	1.3614	1.3736	1.5293	1.3136
Argentine Peso	5.4901	5.7528	5.3087	5.3099
South African Rand	9.5875	9.6507	10.3852	8.8625
Israeli Shekel	4.9247	4.9439	5.1640	4.7378
Hong Kong Dollar	10.6535	11.0559	10.7364	10.3856
Turkish Lira	2.1591	2.1947	2.0866	2.0694
Norwegian Krona	7.8236	7.8330	8.1020	7.8000
Malaysian Ringgit	4.1668	4.2983	4.6590	4.0950
Thai Baht	41.7712	42.9760	45.4722	40.1700
Taiwan Dollar	40.0886	41.7982	44.1373	39.0438
South Korean Won	1,530.7909	1,554.5100	1,581.4081	1,499.0600
Chinese Renminbi	9.0028	9.3036	9.4417	8.8220
Singapore Dollar	1.7467	1.7902	1.9395	1.7136
New Zealand Dollar	1.8107	1.8598	1.9510	1.7200
United Arab Emirates Dirham	5.0245	5.2178	5.0795	4.9078
Indian Rupee	61.9255	63.3450	63.4796	59.7580
Polish Zloty	3.9460	4.0106	3.9869	3.9750
Hungarian Forint	272.4278	265.7200	268.5222	277.9500
Croatian Kuna	7.4018	7.3778	7.2849	7.3830

Milan, April 28, 2011
Luxottica Group S.p.A.
For the Board of Directors

Andrea Guerra
Chief Executive Officer

        The officer responsible for preparing the Company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, April 28, 2011

Enrico Cavatorta
(Manager responsible for financial reporting)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
HAAR - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 SUNGLASS HUT (UK) LIMITED
LONDON - UK

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 AVANT-GARDE OPTICS, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: May 12, 2011	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER